SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

12.       SHAREHOLDER'S MEETING AND MANAGEMENT

12.6.    Directors and Executive Officers and Fiscal Board Members

12.6.1.   Board of Directors

The following is a list of candidates to the Company's Board of Directors to be appointed by the controlling shareholder:

Name	Age	Profession	CPF or Passport	Title	Date of election	Date of investiture	Term of office	Other offices or positions held in the Company
Alvaro Antonio Cardoso de Souza	62	Economist	249.630.118-91	Chairman of the Board of Directors and Independent Director	04/27/2011	04/27/2011	1 year	Member of the Audit, People Management, and Corporate Governance Committees
Antonio Kandir	57	Engineer	146.229.631-91	Independent Director	04/27/2011	04/27/2011	1 year	Audit Committee Member
Henrique Constantino	39	Business manager and lawyer	443.609.911-34	Director	04/27/2011	04/27/2011	1 year	Member of the People Management, Corporate Governance, Financial and Risk Policy Committees
Joaquim Constantino Neto	46	Entrepreneur	084.864.028-40	Director	04/27/2011	04/27/2011	1 year	x
Luiz Kaufmann	65	Engineer	036.200.699-72	Independent Director	04/27/2011	04/27/2011	1 year	Member of the Audit, Financial and Risk Policy Committees
Paulo Sergio Kakinoff	36	Business manager	194.344.518-41	Independent Director	04/27/2011	04/27/2011	1 year	x
Ricardo Constantino	48	Entrepreneur	546.988.806-10	Director	04/27/2011	04/27/2011	1 year	x
Richard Freeman Lark Jr.	44	Business manager	214.996.428-73	Director	04/27/2011	04/27/2011	1 year	Member of the Financial and Risk Policy Committee and of the Accounting and Tax Policies and Financial Statements Subcommittee
Constantino de Oliveira Junior	42	Business manager	417.942.901-25	Director	04/27/2011	04/27/2011	1 year	Chief Executive Officer

12.6.2. Board of Executive Officers

There will be no election of new members to the Board of Executive Officers at our Regular Shareholders' Meeting to be held on April 27, 2011. The election of the Board of Executive Officers is incumbent upon our Board of Directors. At the meeting of the Board of Director held on February 22, 2011, the current executive officers were reelected for a unified term of office of one (1) year.

12.6.3. Fiscal Board (Conselho Fiscal)

We have no Fiscal Board currently installed. Therefore, this item does not apply to our Company.

12.7 Supply the information referred to in item “12.6” with regard to members of the statutory committees, as well as audit, risk, financial and remuneration committees, even if such committees or structures are not statutory.

We currently have the following committees: (i) Audit, (ii) People Management and Corporate Governance, (iii) Financial and Risk Policies, and (iv) Accounting, Tax and Financial Statement Subcommittee.

There will be no election of members to the Committees at the Regular Shareholders' General Meeting of the Company to be held on April 27, 2011, since the election of the Committee members is incumbent upon our Board of Directors, who will call a meeting for this purpose at the proper time.

12.8.  Résumés of the directors and executive officers and of the members of the Statutory Fiscal Board

a. Résumés of the Directors and Executive Officers and of the Members of the Statutory Fiscal Board.

Board of Directors

The following are the résumés of the candidates for members of our Board of Directors to be appointed by the controlling shareholder:

ÁLVARO ANTONIO CARDOSO DE SOUZA

An independent member of the Board of Directors since August 2004, he became Chairman of the Board in April 2009. Mr. Souza is the Director of AdS – Gestão, Consultoria e Investimentos Ltda. and Chairman of the Board of Directors of the Worldwide Wildlife Fund (WWF) in Brazil. He is a board member of the following companies and entities: WWF International Board of Trustees, Fundo Brasileiro para a Biodiversidade (FUNBIO), Unidas S/A, Banco Triangulo S/A (TRIBANCO), CSU-CardSystem and Santos Futebol Clube, and also holds the office of Coordinator of the Audit Committee and Statutory Audit Council of AMBEV.  Mr. Souza is a Director Certified by the Brazilian Institute of Corporate Governance (IBGC). He was the Chief Executive Officer of Citibank Brasil from 1991 to 1994 and Executive Vice-President of Citigroup in New York from 1995 to 2003. Mr. Souza has a B.S. degree in Economics and Business Management from the Pontifícia Universidade Católica de São Paulo. He is an independent member of our Board of Directors in compliance with SEC's requirements and listing standards of the NYSE, and member of our Audit, People Management and Corporate Governance committees.

CONSTANTINO DE OLIVEIRA JUNIOR

A member of the Board of Directors and Chief Executive Officer of the Company, holding these two offices since March 2004. Mr. Oliveira has also been a member of the Board of Directors and Chief Executive Officer of GOL TRANSPORTES AÉREOS S.A. (succeeded by VRG LINHAS AÉREAS S.A., as a result of the merger, dated 30 September, 2008) since 2001. He introduced the low-cost low-fare concept in the Brazilian civil aviation and was chosen as "Value Executive" in 2002 and 2001 by the Valor Econômico Newspaper and as "Leading Executive" in the logistics industry in 2003 by Gazeta Mercantil Newspaper and in 2008 was nominated “ Honorable Executive” in the category Air Transportation awarded by GALA (Galería Aeronáutica Latinoamericana), sponsored by Associação Internacional de Transporte Aéreo (IATA). From 1994 to 2000, he was a Director with a highway passenger transport company. He attended a course in Business Administration at Universidade do Distrito Federal and participated in the Executive Program of Corporate Management held by the Association for Overseas Technical Scholarships

HENRIQUE CONSTANTINO

A member of the Company's Board of Directors since March 2004 and also a member of the Board of Directors of GOL TRANSPORTES AÉREOS S.A. (succeeded by VRG LINHAS AÉREAS S.A., as a result of the merger, dated 30 September, 2008) since 2003. He participated in the organization of GOL TRANSPORTES AÉREOS S.A. and was its Chief Financial Officer from January 2001 to March 2003, when he became a member of our Board of Directors. Mr. Constantino has a B.S. degree of Law from CEUB - Centro de Ensino Unificado de Brasília and has a Master of Business Administration degree (MBA) from Fundação Getúlio Vargas in São Paulo. He is member of the Board of Directors of BRVias, a highway concessionaire, and of Providência Indústria e Comércio, a nonwovens industry. Mr. Constantino is also a member of our People Management, Corporate Governance, Financial and Management Risk committees.

JOAQUIM CONSTANTINO NETO

A member of the Company's Board of Directors since March 2004 and member of the Board of Directors of GOL TRANSPORTES AÉREOS S.A. (succeeded by VRG LINHAS AÉREAS S.A., as a result of the merger, dated 30 September, 2008) since 2001. He has also held the position of Chief Operations Officer of the Comporte Group since 1994. From 1984 to 1990, Mr. Constantino Neto was in charge of the operations of Empresas Reunidas Paulista de Transportes Ltda. From 1990 to date, he has been the chief executive officer of Breda Transportes e Serviços S.A., a highway passenger transportation company.

RICARDO CONSTANTINO

A member of the Company's Board of Directors since March 2004, he has also been a member of the Board of Directors of GOL TRANSPORTES AÉREOS S.A. (succeeded by VRG LINHAS AÉREAS S.A., as a result of the merger, dated 30 September, 2008) since 2001. He has also been the Technical and Maintenance Officer of Grupo Comporte since 1994. Mr. Constantino is also a member of the Board of Directors of BRVias, a highway concession holder, and Providência Indústria e Comércio, a nonwovens industry.

RICHARD F. LARK, JR.

Hhas been a member of GOL’s Board of Directors since June 2008. Mr. Lark served as executive vice president, chief financial officer and investor relations officer of GOL from April 2003 to June 2008. Mr. Lark is managing partner of private equity investment management firm Endurance Capital Partners (Anbima and ABVCAP participant) and a non-executive director Renar Maças S.A. (Bovespa: RNAR3). From 2000 to 2003, Mr. Lark served as chief financial officer of Americanas.com Comércio Eletrônico S.A. and during 1988 to 1999 he was an executive in the investment banking divisions of Morgan Stanley, Citicorp and First Boston. Mr. Lark was a member of the board of governors of the American Society of São Paulo from 2003 through 2010, having served as its president during 2005-2007. Mr. Lark holds a Master in Business Administration degree from the UCLA Anderson School of Management (1994), bachelor degrees in finance and business economics and philosophy from The University of Notre Dame (1988), is an authorized Investment Fund Manager (CVM), and is an associate of the Brazilian Institute of Corporate Governance (IBGC). Mr. Lark is a member of the Risk and Financial Policies Committee and Accounting, Tax and Financial Statements Policies Committee.

LUIZ KAUFMANN

An independent member of our Board of Directors since December, 2004, Mr. Kaufmann is a Managing Partner of L. Kaufmann Consultores Associados. Mr. Kaufmann was chief executive officer of several companies, such as Aracruz Celulose S.A., Medial Saúde, Kroton Educacional, Petropar, Grupo Multiplic, Arthur D. Little and was a partner of GP Investimentos. He was a member of the Board of Directors of several companies in Brazil and abroad, including Pioneer Hi-Bred International, América Latina Logística and Lojas Americanas. He was a member of the Advisory Council of Global Corporate Governance, made up of 20 main renowned international executives of 16 different countries. This organization was established to expand the knowledge about the duties and responsibilities of the Board of Directors of international companies. Mr. Kaufmann is an independent member of our Board of Directors in compliance with the requirements of the SEC and listing standards of the NYSE. He is member of our Audit Committee and a financial expert of the same committee as set forth in the SEC's current regulations.

ANTONIO KANDIR

An independent member of our Board of Directors since August, 2004, Mr. Kandir is a financial consultant and partner of the Governance and Management, and member of the Board of Directors of Companhia Providência Indústria e Comércio. Mr. Kandir was a federal representative for two terms of office, Minister of Planning and Budget and Economic Policy Secretary, besides being the Chairman of the National Destatization Council. He has a B.S. degree in production engineering from the Escola Politécnica of the University of São Paulo and has a Master degree and PhD in Economics from the Campinas State University. Mr. Kandir is an independent member of our Board of Directors in compliance with SEC's requirements and listing standards of the NYSE, and also member of our Audit Committee.

PAULO SERGIO KAKINOFF

An independent member of the Board of Directors elected in January, 2010, Paulo Kakinoff is the Chief Executive Officer of Audi Brasil and has been working in the auto industry for 18 years. In the past, he was a Sales & Marketing Officer with Volkswagen do Brasil and Executive Officer for South America at the Vokswagen Group's headquarters in Germany. He has a B.S. degree in Business Administration from the Universidade Mackenzie. He also holds the office of Vice-President with the Brazilian Association of Automotive Vehicle Importers and is a member of the Board of Directors of Volkswagen Participações.

Board of Executive Officers

For the reasons explained in item 12.6, this item does not apply to our Company. There will be no election of members to the board of executive officers at the Shareholders' Meeting to be held on 04/27/2011.

Fiscal Board

Since we do not have a Fiscal Board currently installed, this item does not apply to our company.

b. Judicial and administrative convictions (including criminal convictions) involving the directors and executive officers

Board of Directors

No candidate to be appointed by the controlling shareholder has been convicted for any judicial or administrative crimes (including criminal convictions).

Board of Executive Officers

For the reasons explained in item 12.6, this item does not apply to our Company. There will be no election of members to the board of executive officers at the Shareholders' Meeting to be held on 04/27/2011.

Fiscal Board

Since we do not have a Fiscal Board currently installed, this item does not apply to our company.

12.9.  Marriage, common law marriage or kinship up to the second degree among:

a.  Company's directors and officers

Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are brothers.

b. (i) the Company’s directors and executive officers and (ii) directors and executive officers of the Company’s direct or indirect subsidiaries

The directors and executive officers of the Company are also the directors and executive officers of the subsidiaries.

c. (i) the directors and executive officers of the Company or of its direct or indirect subsidiaries and (ii) directly or indirectly controlling shareholders of the Company

Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are the only shareholders and controlling shareholders of our controlling shareholder "Fundo de Investimento em Participações Volluto" in an equal shares.

d. (i) the Company’s directors and executive officers and  (ii) the directors and executive officers of the directly or indirectly controlling shareholders of the Company

None.

12.10. Relations of subordination, service provider or control held in the last 3 fiscal years among the directors and executive officers of the Company and [1]:

a. A direct or indirect subsidiary of the Company

Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto, Ricardo Constantino are also directors and executive officers of our subsidiary.

b. Direct or indirect controlling shareholder of the Company

Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto e Ricardo Constantino are the only shareholdres and controlling shareholders of our controlling shareholder "Fundo de Investimento em Participações Volluto" in an equal shares.

c. If relevant, supplier, customer, debtor or creditor of the Company, of its controlled or controlling companies or of companies controlled by one of these persons

In May 2009, VRG Linhas Aéreas S.A., a Company’s subsidiary, entered into a commercial agreement with Unidas Rent a Car, a Brazilian car rental company, under which Unidas’ customers are granted 50% discount in car rental daily fees when they purchase air tickets for flights operated by VRG, the Company’s operational subsidiary, on its website. The current chairman of the Board of Directors of the Company, Álvaro de Souza is also chairman of the Board of Directors of Unidas Rent a Car.

[This document is a free translation of the Portuguese original version]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.